UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated November 11, 2018
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

MARKET RELEASE
SA Competition Tribunal approves the Lonmin acquisition subject to agreed conditions
Johannesburg, 21 November 2018: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is pleased to announce that the South African Competition Tribunal (the Competition Tribunal) has approved the proposed acquisition of Lonmin Plc (Lonmin)(the Transaction), subject to specific conditions.

In addition to the conditions agreed between Sibanye-Stillwater and the Competition Commission
(details of which were provided in the announcement on 18 September 2018), a further condition has been imposed by the Competition Tribunal, namely:
•
a moratorium on retrenchments at the Lonmin operations for a period of six months from the implementation date. This excludes any voluntary separation agreements and ordinary course of business terminations, and does not prevent the Company from initiating proceedings in terms of Section 189 of the Labour Relations Act, as long as such proceedings are not finalised before six-months from implementation of the Transaction

Neal Froneman CEO of Sibanye-Stillwater commented: “I am extremely pleased that the Competition
Tribunal has approved the Transaction, on terms which we believe are fair, reasonable and in the best interest of all stakeholders. We are confident that the integration of Lonmin’s PGM assets and Sibanye-
Stillwater’s adjacent PGM operations, will ensure a more sustainable and positive future for these assets and bring greater stability to the region. I would also like to acknowledge the comprehensive and pragmatic approach taken by the Competition Commission and Commission Tribunal, with all stakeholders having been given due consideration. This has ensured a fair and judicious outcome, which recognises Sibanye-Stillwater’s commitment to the South African mining sector and the benefits that will accrue to all stakeholders.”

The Transaction remains subject to the satisfaction or (where applicable) waiver of the conditions set out in the announcement of the Transaction by Lonmin and Sibanye-Stillwater on 14 December 2017.
Such conditions include, amongst others, the approvals of Lonmin and Sibanye-Stillwater shareholders and the courts of England and Wales.

A circular to Sibanye-Stillwater shareholders and the Lonmin scheme of arrangement document will be posted to the respective shareholders in due course. Included in those documents will be the expected dates of the shareholder meetings and timetable to the closing of the transaction.
For more information on the proposed acquisition of Lonmin by Sibanye-Stillwater, please refer to
https://www.sibanyestillwater.com/investors/transactions/lonmin.

Ends.
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Contacts:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements.
Forward-looking statements may be identified by the use of words such as “will”, “would”, “expect”,
“may”, “could” “believe”, “anticipate”, “target”, “estimate” and words of similar meaning. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, business strategies, plans and objectives of management for future operations and the anticipated benefits and synergies of transactions, are necessarily estimates reflecting the best judgement of our senior management. Readers are cautioned not to place undue reliance on such statements. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-
Stillwater that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.
As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group’s Annual Integrated Report and Annual
Financial Report, published on 30 March 2018, and the Group’s Annual Report on Form 20-F filed by
Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018 (SEC File no. 001-35785).
These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise these forward-looking statements, save as required by applicable law.
Additional Information
This announcement is for information purposes only. It is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Transaction or otherwise nor will there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in South Africa or the United Kingdom or who are subject to the laws of other jurisdictions should inform themselves of, and observe, any applicable requirements. Any failure to comply with applicable requirements may constitute a violation of the securities law of any such jurisdiction.
Disclosure requirements of the Takeover Code
Under Rule 8.3(a) of the Takeover Code (Code), any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and
(ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a)
applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.
Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing
Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i)
the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b)
applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.
If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.
Opening Position Disclosures must also be made by the offeree company and by any offeror and
Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).
Details of the offeree and offeror companies in respect of whose relevant securities Opening Position
Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the
Takeover Panel’s website at http://www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified.
If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a
Dealing Disclosure, you should contact the Takeover Panel’s Market Surveillance Unit on +44 (0)20 7638
0129.]
Publication on Website
A copy of this announcement will be made available, subject to certain restrictions relating to persons resident in restricted jurisdictions, at Sibanye-Stillwater’s website on
https://www.sibanyestillwater.com/investors/transactions/lonmin by no later than 12 noon (London time) on 22 November 2019. For the avoidance of doubt, the contents of this website is not incorporated into and does not form part of this announcement.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: November 11, 2018
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer